UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. 9)

Under the Securities Exchange Act of 1934

Transition Therapeutics, Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

893716209

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Larry N. Feinberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,243,146
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,243,146
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,243,146
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.82%*
12	TYPE OF REPORTING PERSON (See Instructions) IN
* Calculated based on a total of 39,222,864 shares of common stock outstanding, which is comprised of (i) 38,878,879 shares of common stock outstanding as of November 5, 2015, as reported on the Company’s Report on Form 6-K filed on November 19, 2015 (the “Company’s Form 6-K Report”), and (ii) 343,985 shares of common stock issuable upon exercise of the applicable warrants described in Item 4 herein.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oracle Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,942,103
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,942,103
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,942,103
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.51%*
12	TYPE OF REPORTING PERSON (See Instructions) PN
 * Calculated based on a total of 39,171,266 shares of common stock outstanding, which is comprised of (i) 38,878,879 shares of common stock outstanding as of November 7, 2014, as reported on the Company’s Form 6-K Report, and (ii) 292,387 shares of common stock issuable upon exercise of the applicable warrants described in Item 4 herein.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oracle Institutional Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 489,428
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 489,428
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 489,428
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.26%*
12	TYPE OF REPORTING PERSON (See Instructions) PN
  * Calculated based on a total of 38,930,477 shares of common stock outstanding, which is comprised of (i) 38,878,879 shares of common stock outstanding as of November 5, 2015, as reported on the Company’s Form 6-K Report, and (ii) 51,598 shares of common stock issuable upon exercise of the applicable warrants described in Item 4 herein.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oracle Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,154,546
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,154,546
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,154,546
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.59%*
12	TYPE OF REPORTING PERSON (See Instructions) OO
  * Calculated based on a total of 39,222,864 shares of common stock outstanding, which is comprised of (i) 38,878,879 shares of common stock outstanding as of November 5, 2015, as reported on the Company’s Form 6-K Report, and (ii) 343,985 shares of common stock issuable upon exercise of the applicable warrants described in Item 4 herein.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oracle Ten Fund Master, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 723,015
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 723,015
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 723,015
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.86%*
12	TYPE OF REPORTING PERSON (See Instructions) OO
  * Calculated based on a total of 38,878,879 shares of common stock outstanding as of November 5, 2015, as reported on the Company’s Form 6-K Report.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oracle Investment Management, Inc. Employees’ Retirement Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 74,100
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 74,100
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 74,100
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.19%
12	TYPE OF REPORTING PERSON (See Instructions) EP
  * Calculated based on a total of 38,878,879 shares of common stock outstanding as of November 5, 2015, as reported on the Company’s Form 6-K Report.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oracle Investment Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 797,115
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 797,115
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 797,115
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.05%*
12	TYPE OF REPORTING PERSON (See Instructions) CO
  * Calculated based on a total of 38,878,879 shares of common stock outstanding as of November 5, 2015, as reported on the Company’s Form 6-K Report.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Feinberg Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 14,500
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 14,500
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,500
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.04%
12	TYPE OF REPORTING PERSON (See Instructions) OO
* Calculated based on a total of 38,878,879 shares of common stock outstanding as of November 5, 2015, as reported on the Company’s Form 6-K Report.

This Amendment No. 9 to Schedule 13G (this “Amendment No. 9”) is being filed with respect to the Common Shares, no par value (“Common Stock”) of Transition Therapeutics, Inc., a Canadian corporation (the “Company”), to amend the Schedule 13G filed on August 28, 2007, as previously amended by Amendment No. 1, filed on February 15, 2008, Amendment No. 2 filed on May 20, 2009, Amendment No. 3 filed on February 2, 2010, Amendment No. 4 filed on February 8, 2011, Amendment No. 5 filed on December 8, 2011, Amendment No. 6 filed on February 12, 2013, Amendment No. 7 filed on February 7, 2014 and Amendment No. 8 filed on January 30, 2015 (as so amended, the “Schedule 13G”), in accordance with annual amendment requirements. Capitalized terms used but not defined herein have the meaning ascribed thereto in the Schedule 13G.

Item 4. Ownership:

Item 4 of the Schedule 13G is hereby amended and restated as follows:

The percentage of shares owned is based upon 39,222,864 shares of Common Stock outstanding, derived as follows: (i) 38,878,879 shares outstanding as of November 5, 2015, as disclosed by the Company in its Report on Form 6-K filed with the Securities and Exchange Commission on November 19, 2015; plus (ii) warrants for 343,985 shares of Common Stock acquired by certain Reporting Persons in private placements with the Company (comprised of (A) warrants for 51,598 shares acquired by Institutional Partners on June 23, 2014 and (B) warrants for 292,387 shares acquired by Partners on June 23, 2014).

The beneficial ownership of the Reporting Persons as of the date of this Amendment No. 9 is set forth below. This filing and any future amendments hereto shall not be considered an admission that any Reporting Person is a beneficial owner of shares beneficially owned by any other Reporting Person named herein.

A. Larry N. Feinberg
(a) Amount beneficially owned: 4,243,146
(b) Percent of class: 10.82%
(c) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 4,243,146
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 4,243,146

B. Oracle Partners, L.P.
(a) Amount beneficially owned: 2,942,103
(b) Percent of class: 7.51%
(c) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 2,942,103

(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 2,942,103

C. Oracle Institutional Partners, L.P.
(a) Amount beneficially owned: 489,428
(b) Percent of class: 1.26%
(c) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 489,428
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 489,428

D. Oracle Associates, LLC
(a) Amount beneficially owned: 4,154,546
(b) Percent of class: 10.59%
(c) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 4,154,546
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 4,154,546

E. Oracle Ten Fund Master, L.P.
(a) Amount beneficially owned: 723,015
(b) Percent of class: 1.86%
(c) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 723,015
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 723,015

F. Oracle Investment Management, Inc. Employees’ Retirement Plan
(a) Amount beneficially owned: 74,100
(b) Percent of class: 0.19%
(c) Number of shares as to which such person has:
(i)   Sole power to vote or direct the vote: 0
(ii)  Shared power to vote or direct the vote: 74,100
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 74,100

G. Oracle Investment Management, Inc.
(a) Amount beneficially owned: 797,115
(b) Percent of class: 2.05%
(c) Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 797,115

(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 797,115

 H. The Feinberg Family Foundation
(a) Amount beneficially owned: 14,500
(b) Percent of class: 0.04%
(c) Number of shares as to which such person has:
 (i)   Sole power to vote or direct the vote: 0
(ii)  Shared power to vote or direct the vote: 14,500
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 14,500

Item 10. Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 3, 2016

/s/ Larry N. Feinberg
Larry N. Feinberg, Individually

ORACLE PARTNERS, L.P.
By: ORACLE ASSOCIATES, LLC, its general partner
By: /s/ Larry N. Feinberg________________________________ Larry N. Feinberg, Managing Member

ORACLE INSTITUTIONAL PARTNERS, L.P.
By: ORACLE ASSOCIATES, LLC, its general partner
By: /s/ Larry N. Feinberg________________________________ Larry N. Feinberg, Managing Member

ORACLE ASSOCIATES, LLC
By: /s/ Larry N. Feinberg________________________________ Larry N. Feinberg, Managing Member

ORACLE TEN FUND MASTER, L.P.
By: ORACLE ASSOCIATES, LLC, its general partner
By: /s/ Larry N. Feinberg________________________________ Larry N. Feinberg, Managing Member

ORACLE INVESTMENT MANAGEMENT, INC. EMPLOYEES’ RETIREMENT PLAN By: /s/ Aileen Wiate___________________________________ Aileen Wiate, Trustee

ORACLE INVESTMENT MANAGEMENT, INC. By: /s/ Larry N. Feinberg________________________________ Larry N. Feinberg, Managing Member

THE FEINBERG FAMILY FOUNDATION By: /s/ Larry N. Feinberg________________________________ Larry N. Feinberg, Trustee